

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 30, 2008

Mr. Michael R. Cunningham
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, AK 99518

      Re: Chugach Electric Association, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2007
            Filed April 14, 2008
            File No. 33-42125

Dear Mr. Cunningham:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jim Allegretto
                    Senior Assistant Chief Accountant